SEC FILE NUMBER: 001-39738

CUSIP NUMBERS:

G9449A100 (Class A Ordinary Shares);
G9449A118 (Warrants expiring on November 17, 2025); and

G9449A126 (Warrants expiring on February 2, 2026)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K       ☒ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q     ☐ Form 10-D
☐ Form N-CEN     ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ucommune International Ltd

Full Name of Registrant

Not applicable.

Former Name if Applicable

Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District

Address of Principal Executive Office (Street and Number)

Beijing, People’s Republic of China, 100026

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant is unable to file its Form 20-F for the year ended December 31, 2020 within the prescribed time period and is filing this Notification of Late Filing on Form 12b-25 because additional time is required by the registrant’s management to analyze the appropriate accounting treatment for its public and private warrants according to Staff’s Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies and to prepare and compile certain financial information to be included in the Form 20-F. The registrant is diligently preparing such financial information for inclusion in the Form 20-F and will file the Form 20-F as soon as reasonably practicable, which the registrant anticipates will not be later than the fifteenth calendar day following the prescribed due date for the Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cheong Kwok Mun	+86 10	6506-7789
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the registrant has not completed its financial statements due the reasons provided above, the registrant is unable to provide a reasonable estimate of its results of operations for the year ended December 31, 2020. Accordingly, the registrant cannot at this time estimate what significant changes will be reflected in its results of operations for the year ended December 31, 2020 compared to its results of operations for December 31, 2019.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the registrant’s forward-looking statements include, among other things, any changes to its anticipated financial results as a result of its independent registered public accounting firm completing its audit of the registrant’s financial statements, the ability of the registrant and its auditors to confirm information or data identified in the review, the registrant’s ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the registrant’s filings with the SEC. Unless required by law, the registrant expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Ucommune International Ltd
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2021	By:	/s/ Cheong Kwok Mun
		Name:	Cheong Kwok Mun
		Title:	Chief Financial Officer

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